Peak Grants Incentive Stock Options to Directors, Officers and Key Employees

Montreal, Quebec--(Newsfile Corp. - October 30, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has granted a total of 2,450,000 incentive stock options to certain directors, officers and key employees of the Company.

The stock option grant comes on the heels of several significant milestones achieved by the Company in recent months. Among those milestones are the role that Peak played in helping launch a commercial loan financial centre in the city of Jiangyin, the signing of an agreement with a national consumer electronics product distributor to bring credit solutions to over 60,000 online stores, and most recently beating out 42 tech companies to win a bid from the city of Nanjing to have the Company's Lending Hub platform power that city's upcoming commercial lending financial centre. The stock option grant is Peak's way of acknowledging the efforts of its directors, officers and key employees, both in China and in Canada, that have not only led to those achievements but have also kept the Company on track to meet its revenue projections for 2020 and have its forecasts for 2021 and beyond upwardly revised.

The stock options will expire in October 2025, vest over a 2-year period and have an exercise price of $0.75.

Wall Street Reporter's NEXT SUPER STOCK Livestream - November 4, 2020

Peak will be featured at Wall Street Reporter's NEXT SUPER STOCK livestream conference on Wednesday, November 4, 2020 at 12:30pm EST. CEO Johnson Joseph will discuss the recent developments that have more than tripled the Company's market capitalization, what Peak shareholders can expect from the Company in the last months of 2020, what Peak and Alibaba Group's Ant Financial have in common, and answer investor audience questions. Those interested can register to join the livestream by clicking here.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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